UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 0-24612

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ADTRAN, INC. 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ADTRAN, INC.

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits, as of December 31, 2006 and December 31, 2005.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Supplemental Schedule I – Schedule of Assets (Held at End of Year)

Exhibit

Designation	Description	Method of Filing
Exhibit 23	Consent of PricewaterhouseCoopers LLP	Filed with this Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, INC 401(k) RETIREMENT PLAN

By:	/s/ James E. Matthews
James E. Matthews
Senior Vice President – Finance and Chief Financial Officer

Date: June 22, 2007

EXHIBIT INDEX

Designation	Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP

ADTRAN, Inc. 401(k) Retirement Plan

Contents

December 31, 2006 and 2005

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans, for the years ended December 31, 2006 and 2005.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 22, 2007

ADTRAN, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value	$89,695,776	$75,965,499
Employer contributions receivable	100,553	103,005
Employee contributions receivable	295,314	274,634

Net Assets Available for Benefits at Fair Value	90,091,643	76,343,138

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	42,250	49,621

Net Assets Available for Benefits	$90,133,893	$76,392,759

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

Investment gain
Interest and dividend income	$4,549,432
Net appreciation in fair value of investments	3,638,332

Total investment gain	8,187,764

Contributions
Employee contributions	7,562,302
Rollover contributions	841,829
Employer contributions	2,938,766

Total contributions	11,342,897

Total additions	19,530,661

Benefit payments	5,756,504
Administrative expenses	33,023

Total deductions	5,789,527

Net increase	13,741,134
Net assets available for benefits
Beginning of year	76,392,759

End of year	$90,133,893

The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

1.	Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document and related Adoption Agreement for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (the “Company” and the “Employer”) formed the Plan effective January 1, 1990 to provide certain retirement benefits for its employees. ADTRAN, Inc. designs, develops, manufactures, markets, and services a broad range of high-speed network access products utilized by providers of telecommunications services and corporate end-users to implement advanced digital services over public and private networks. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and the provisions of Internal Revenue Service (“IRS”) Code Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (“Fidelity”) which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be an investment option of the Plan.

In 2001, the Company’s Board of Directors adopted various amendments to bring the Plan into compliance with the provisions of IRS Code Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. The Plan provides that the Company will make nonelective contributions of 3% of each eligible participant’s annual compensation. In addition, the Plan does not require (or permit) the Company to make matching contributions for employee elective deferrals. Under the Plan, there is no minimum age requirement for employees to be eligible to participate, and there is no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. However, employees must complete one year of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation. The Plan permits participants to change their contribution rate as of the first payroll period of each quarter.

The Plan permits participants to elect to receive distributions from the Plan in the form of company stock. The Plan’s loan provisions limit outstanding loans to two at a time. Co-op employees hired on or after December 1, 2001 are excluded from participation in the Plan.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Effective January 3, 2003, the Plan Document was restated in order to comply with the IRS deadline for GUST (General Agreement on Tariffs and Trade – 1994, Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997) adoption by prototype plans.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of one year of service (except seasonal and co-op employees, leased employees, and nonresident aliens with no U.S.-source income).

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

Contributions

Effective January 1, 2003, the amended Plan allows for contributions up to 60% of a participant’s eligible compensation (as defined in the Plan Document and subject to annual limitations established by the Internal Revenue Service).

Under the terms of the Plan, the Company is required to make nonelective contributions of 3% of each eligible participant’s compensation.

Participant Accounts

Each participant’s account is credited with the employee’s contribution and the Company’s nonelective contribution, plus plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan Document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers thirty-six investment options, including a Company stock fund. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. Allocations of Company contributions each year are based on each participant’s compensation, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are always 100% vested under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or other systematic withdrawal. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant hardship withdrawals at any time from the pre-tax, rollover and matching portions of a participant’s account if certain conditions are met. The Plan also allows for in-service withdrawals at age 59-1/2 from the pre-tax, rollover and matching portions of a participant’s account.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

Participant Loans

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2006 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 5% to 10.5% for loans that were outstanding as of December 31, 2006.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Company. On behalf of the Plan, the Company paid the Plan trustee $46,043 for administrative fees incurred during the plan year ended December 31, 2006. This amount is not included in the financial statements of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the Plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRS and ERISA guidelines.

2.	Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the plan year as reported by the principal securities exchange on which the security is traded. Participant loans are valued at their outstanding balances, which approximate market value.

Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

The Plan has adopted the provisions of the Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.

As described in the FSP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Fidelity Managed Income Portfolio Fund, a commingled trust fund. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Fidelity Managed Income Portfolio Fund as well as the adjustment of the portion of the Fidelity Managed Income Portfolio Fund related to fully-benefit-responsive investment contracts from fair value to contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes.

Contributions

Contributions from the Employer are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

3.	Investments

Investment information as of December 31, 2006 and 2005 is as follows:

Description	2006	2005
Fidelity Managed Income Portfolio Fund	$4,245,982	$4,420,518
Fidelity Retirement Money Market Fund	3,416,022	1,839,290
Fidelity Equity Income Fund	7,835,790	6,700,109
Fidelity Fund	6,973,553	6,492,638
MSI Small Company Growth B Fund	9,729,191	9,501,868
Fidelity Government Income Fund	1,940,754	2,520,862
Fidelity Balanced Fund	8,632,753	7,052,453
Fidelity US BD Index Fund	1,909,190	1,984,966
Fidelity Freedom 2000 Fund	2,439,212	2,414,226
Fidelity Freedom 2010 Fund	2,024,149	1,758,897
Fidelity Freedom 2020 Fund	5,652,294	3,778,452
Spartan US Equity Index Fund	4,759,117	4,412,852
Fidelity Aggressive Growth Fund	3,049,641	3,036,780
Fidelity Blue Chip Fund	2,063,659	2,168,034
Fidelity Diversified International Fund	6,280,832	4,346,032
Fidelity Growth Company Fund	2,066,011	1,735,449
Fidelity Freedom Income Fund	122,552	109,874
Fidelity Freedom 2030 Fund	863,603	514,424
Fidelity Freedom 2040 Fund	537,620	385,706
Fidelity Freedom 2005 Fund	15,775	8,076
Fidelity Freedom 2015 Fund	513,947	34,715
Fidelity Freedom 2025 Fund	293,517	36,664
Fidelity Freedom 2035 Fund	342,040	95,444
Fidelity Low Price Stock Fund	5,429,216	5,095,070
ABF Large Cap Valuation PA	354,372	—
NB Partners Trust	72,427	—
Rainier SM/MID CAP	367,395	—
Loomis Bond Administration	379,786	—
WFA C&B MIDCAP Valuation D	666,739	—
RS Partners A	492,359	—
WFA MIDCP DSCPLD Investment	301,218	—
Fidelity Contra Fund	506,852	—
Fidelity Leveraged Company Stock	493,136	—
ADTRAN Stock Fund	3,194,367	3,857,636
Participant Loans	1,772,955	1,714,085

Investments at contract value	89,738,026	76,015,120
Adjustment from contract to fair value for fully benefit-responsive investment contracts	(42,250)	(49,621)

Investments at fair value	$89,695,776	$75,965,499

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
Fidelity Managed Income Portfolio Fund	$—	$4,420,518
Fidelity Equity Income Fund	7,835,790	6,700,109
Fidelity Fund	6,973,553	6,492,638
MSI Small Company Growth B Fund	9,729,191	9,501,868
Fidelity Low Price Stock Fund	5,429,216	5,095,070
Fidelity Balanced Fund	8,632,753	7,052,453
Fidelity Freedom 2020 Fund	5,652,294	—
Spartan US Equity Index Fund	4,759,117	4,412,852
Fidelity Diversified International Fund	6,280,832	4,346,032
ADTRAN Stock Fund	—	3,857,636

The Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in value by $3,638,332 during the year ended December 31, 2006, as follows:

Mutual funds and commingled trust fund	$4,529,743
ADTRAN stock fund	(891,411)

$3,638,332

4.	Related Party Transaction

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2006, the Plan purchased 27,158 units of ADTRAN, Inc. Stock Fund for $583,690 and disposed of 11,023 units for $233,499. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $46,880 in dividend payments related to the common stock of the Company for the year ended December 31, 2006. These transactions qualify as party-in-interest transactions.

5.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2005 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items, the Plan administrator believes that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

ADTRAN, Inc. 401(k) Retirement Plan

Notes to Financial Statements

For the Years Ended December 31, 2006 and 2005

6.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$90,133,893	$76,392,759
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(42,250)	—
Contributions receivable	(395,867)	(377,639)

Net assets available for benefits per the Form 5500	$89,695,776	$76,015,120

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2006 to Form 5500:

		2006
Contributions per the financial statements		$11,342,897
Less:	Contributions receivable at December 31, 2006	(395,867)
Add:	Contributions receivable at December 31, 2005	377,639

Contributions per Form 5500		$11,324,669

Contributions that are not received by the plan until the subsequent year are not accrued on the Form 5500.

ADTRAN, Inc. 401(k) Retirement Plan	Supplemental Schedule 1
Plan 001 – EIN 63-0918200
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

*	Fidelity Retirement Money Market Fund	Money market fund, 3,416,022 shares		$3,416,022

*	Fidelity Managed Income Portfolio Fund	Commingled trust fund - Stable fund, 4,245,982 shares		4,245,982

*	Fidelity Equity Income Fund	Mutual fund - Value and income fund, 133,831 shares		7,835,790

*	Fidelity Fund	Mutual fund - Growth and income fund, 194,575 shares		6,973,553

	MSI Small Company Growth B Fund	Mutual fund - Special equity fund, 770,324 shares		9,729,191

*	Fidelity Government Income Fund	Mutual fund - Intermediate government, 193,302 shares		1,940,754

*	Fidelity Balanced Fund	Mutual fund - Balanced fund, 444,300 shares		8,632,753

*	Fidelity US BD Index Fund	Mutual fund - Government/Corporate bond fund 175,800 shares		1,909,190

*	Fidelity Freedom 2000 Fund	Mutual fund - Short horizon SAF fund, 195,763 shares		2,439,212

*	Fidelity Freedom 2010 Fund	Mutual fund - Intermediate horizon SAF fund 138,451 shares		2,024,149

*	Fidelity Freedom 2020 Fund	Mutual fund - Inter/Long horizon SAF fund 363,960 shares		5,652,294

	Spartan US Equity Index Fund	Mutual fund - Stock index fund, 94,841 shares		4,759,117

*	Fidelity Aggressive Growth Fund	Mutual fund - Aggressive equity fund, 157,279 shares		3,049,641

*	Fidelity Blue Chip Fund	Mutual fund - Equity growth fund, 46,573 shares		2,063,659

*	Fidelity Diversified International Fund	Mutual fund - International fund, 169,982 shares		6,280,832

*	Fidelity Growth Company Fund	Mutual fund - Growth company fund, 29,637 shares		2,066,011

*	Fidelity Freedom Income Fund	Mutual fund - Freedom income fund, 10,620 shares		122,552

*	Fidelity Freedom 2030 Fund	Mutual fund - Freedom 2030, 53,874 shares		863,603

*	Fidelity Freedom 2040 Fund	Mutual fund - Freedom 2040, 56,711 shares		537,620

*	Fidelity Freedom 2005 Fund	Mutual fund - Freedom 2005, 1,359 shares		15,775

*	Fidelity Freedom 2015 Fund	Mutual fund - Freedom 2015, 42,127 shares		513,947

*	Fidelity Freedom 2025 Fund	Mutual fund - Freedom 2025, 22,985 shares		293,517

*	Fidelity Freedom 2035 Fund	Mutual fund - Freedom 2035, 25,932 shares		342,040

	ABF Large CAP VAL	Mutual fund - Domestic equity, 15,556 shares		354,372

	NB Partners Trust	Mutual fund - Domestic equity, 3,020 shares		72,427

	Rainer SM/MID CAP	Mutual fund - Domestic equity, 10,019 shares		367,395

	Loomis Bond Administration	Mutual fund - Bond fund, 26,689 shares		379,786

	WFA C&B MIDCAP Valuation D	Mutual fund - Domestic equity, 29,993 shares		666,739

	RS Partners	Mutual fund - Domestic equity, 14,047 shares		492,359

	WFA MIDCP Disciplined Investment	Mutual fund - Domestic equity, 13,252 shares		301,218

*	Fidelity Contra Fund	Mutual fund - Domestic equity, 7,774 shares		506,852

*	Fidelity Leveraged Company Stock Fund	Mutual fund - Domestic equity, 17,022 shares		493,136

*	Fidelity Low Price Stock Fund	Mutual fund - Low priced stock, 124,695 shares		5,429,216

*	ADTRAN Stock Fund	ADTRAN, Inc. Common Stock, 161,541 units		3,194,367

*	Fidelity Management Trust Company	Participant loans - rate of interest: 5.0% - 10.5%		1,772,955

				$89,738,026

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed